

Mail Stop 3561

November 18, 2016

Eugene Wong
Chief Executive Officer
EliteSoft Global Inc.
18582 N.W. Holly Street
Unit 202
Beaverton, Oregon 97006-7014

> **Re:** **EliteSoft Global Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 10, 2016**
> **File No. 333-213189**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2016**
> **File No. 000-55240**
> **Filed November 14, 2016**

Dear Mr. Wong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1. However, we also note that on page 37 you state that the Selling Shareholders may sell their shares at the prevailing market price should a market develop. Please revise your filing to disclose that all offers and sales will be made at a fixed price for the duration of the offering. Additionally, please revise the language on the prospectus cover page that the Selling Shareholders "intend" to sell their respective shares for a fixed price to state that they are required to sell their shares at a fixed price.

Prospectus Summary and Risk Factors, page 5

2. We note your response to comment 4. Please include in the prospectus summary a brief overview of the key terms of the offering. Please refer to the Instruction to Item 503(a) of Regulation S-K. For example, please include the amount of securities offered, the price of such securities, and the fact that you will not receive proceeds from the offering, similar to the disclosure included under "The Offering" heading on page 37.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

3. We note your disclosure in the fourth paragraph of this section that your international revenues were 100% of total revenues in 2015. We also note your statements that "you expect this to increase over time" and that you "maintain steady growth domestically." Please revise these statements to consistently describe the percentage of your revenues attributable to your international operations.

4. Please enhance your disclosure to discuss and quantify the factors that are attributable to the changes in cost of revenue from period to period. Include, among other things, a discussion of the costs associated with payments to third parties related to performance of your material contracts.

Results of Operations for the three and six months ended June 30, 2016 and 2015, page 17

5. In your discussions of revenue you refer to the agreement with Ashita "as disclosed above." Please revise to reference the disclosure of the agreement with Ashita in Corporate History on page 33 and in ESG Primary Services on page 34.

Liquidity and Capital Resources, page 19

6. We note your statement in this section that "[t]he Selling Shareholders are seeking registration of their respective shares in order to increase capital for the Company, and believe that this internal source of liquidity could be a means to capitalize the business objectives of the Company." However, it does not appear that you will receive any proceeds from the sale of shares registered in this offering. Please revise.

Certain Relationships and Related Transactions, page 29

7. Please update this section to speak as of a recent practicable date. In this regard, we note the disclosure in your Form 10-Q for the fiscal period ended September 30, 2016 that you have incurred costs of $413,952 under the service contract with EliteSoft Asia.

Corporate History, page 33

8. We note your response to comment 7 that "[m]ajor contracts have been outsourced to third party vendors," and that "[i]n the event one of these vendors terminates its relationship with the Company, the Company could be at risk of not fully performing its contractual obligation to its customers." In this regard, please revise the discussion of your contracts under this heading to disclose your reliance on third party vendors, including a discussion of your role, if any, in performing these contracts. Please also revise your Management's Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of whether and to what extent the results of your operations are attributable to third party vendors.

9. Consistent with your disclosure on page 34, please revise your disclosure regarding the agreement with Ashita Communication to indicate that you have completed your obligations under the agreement.

Customers, Distribution and Marketing

Customers, page 34

10. We note your response to comment 6, and that you have filed the contract with Ashita as an exhibit to your response letter. Please file the contract and all other exhibits as exhibits to the amended filing, rather than your response letter. Please refer to Item 601(a) of Regulation S-K. Please also revise the description of your contract with Ashita in your Management's Discussion and Analysis section to disclose that the contract has been terminated and the loss of revenue from this contract may have a material adverse effect on your business.

Financial Statements, page F-1

11. Please update your financials in accordance with Rule 3-12 of Regulation S-X.

Condensed Statements of Operations, page F-2

12. We note your response to comment 25. We do not believe that ASC 610-10 applies to the reversal of stock based compensation recognized in accordance with ASC 505. The guidance in ASC 505 does not specifically address the manner in which the fair value of an equity instrument granted to a non-employee other than to require that an asset, expense, or sales discount be recognized (or previous recognition reversed) in the same manner as if the grantor had paid cash for the services instead of paying with equity instruments. Since the fair value of the award was charged to consulting expense in fiscal 2015, it appears that the reversal of such stock-based compensation in fiscal 2016 should be credited to consulting expense in accordance with ASC 505-50-25-4. Please revise.

5. Related Party Transactions, page F-10

> 13. We note your response to comment 27. Please file the note agreement as an exhibit to the registration statement. In addition, please tell us when you expect to finalize the conversion terms and rights.

4 – Stockholders' Equity

Common Stock, page F-20

> 14. We note your response to comment 28. As previously requested, please tell us and disclose how you accounted for the change in control transaction and the basis in GAAP for your accounting. In addition, please revise your disclosure here and/or on page 33 and elsewhere so that the date of the transaction and names of the entities are consistent.

Signatures, page 48

> 15. We note your response to comment 31. Please revise the signature page to conform to the signature page in Form S-1 and comply with Instructions 1 and 2 thereof.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Part I – Financial Information

Item1. Condensed Unaudited Financial Statements

Income Taxes, page 15

> 16. The effective tax rate disclosed in the second paragraph for the three months ended September 30, 2016 is incorrect. Please revise.

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 22

> 17. Please revise to refer to the quarter ended September 30, 2006 rather than the quarter ended June 30, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products